Fresh Traffic Group, Inc.
201 Portage Ave, Suite 1680
 Winnipeg MB, Canada

June 1, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Andrew Mew
Accounting Branch Chief
Division of Corporate Finance
cc:                      Scott Stringer
                           Staff Accountant
                           Division of Corporate Finance

RE:           Fresh Traffic Group, Inc. (the “Company”)
Form 10-Q for the Quarterly Period Ended November 30, 2010
Filed January 21, 2011
Form 8-K/Amendment No. 1
Filed January 31, 2011
File No. 000-53703

Dear Mr. Mew:

We are in receipt of your letter dated April 29, 2011 which was faxed to the offices on May 19, 2011 in regard to the above noted Company filings.

The Company is reviewing the respective policies  as they relate to determinations made on respective accounting treatments on our financials and we expect to have a response to your comments on or before June 15, 2011.  We trust that this is satisfactory.

We acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jerry Booth
Jerry Booth
Chief Executive Officer